UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2022

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report on Form 20-F dated 23 February 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 23, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

 23 February 2022

Barclays Bank PLC

Annual Report on Form 20-F

The Annual Report on Form 20-F for Barclays Bank PLC for the year ended 31 December 2021 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and is also available on our website https://home.barclays/investor-relations/reports-and-events/annual-reports/

A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755